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                      UNITED GROCERS, INC. AND SUBSIDIARIES
      Schedule of Computation of Ratio of Earnings to Fixed Charges
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                                  For the Years Ended

                  Sept. 30     Oct. 1       Oct. 2        Sept. 27    Sept. 28
                    1994         1993          1992        1991        1990
Computation of Earnings:

Pretax Income   $ 2,563,731  $ 2,290,818  $ 3,103,286  $ 2,699,466  $ 2,408,319

Plus Patronage
 Dividend         8,730,168    9,000,000   10,211,000   10,427,000   10,000,000
Less
 capitalized
  interest             -0-       (64,929)    (578,611)       -0-         -0-

Total Earnings   11,293,899   11,225,889   12,735,675   13,126,466   12,408,319

Computation of Fixed
  Charges:
Total
 Interest
  Expense         9,156,822    8,281,946    9,303,377    9,051,471    8,970,559

Interest factor
 in rental
  Expense         5,172,638    4,864,189    3,769,920    3,254,212    2,818,960

Total
 Fixed
  Charges (1)    14,329,460   13,146,135   13,073,297   12,305,683   11,789,519

Total Earnings
 and Fixed
  Charges (2)    25,623,359   24,436,953   26,187,583   25,432,149   24,197,838

Ratio of
 Earnings
  to Fixed
   Charges
    (2)/(1)         1.79         1.85          1.97         2.07       2.05


Notes:
   A. Adjusted income used to compute the ratio of adjusted income to fixed charges represents net income to which has been added income taxes, patronage dividends and fixed charges. Fixed charges consist of interest on all indebtedness and that portion of rentals considered to be the interest factor.

   B. Interest portion of buildings and equipment rental expense was calculated at 60% for each year.

   C. The amounts prior to 1993 have been restated to reflect changes in accounting for inventories, income taxes and investment as described in the notes to financial statements.

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